Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

May 10, 2024

VIA EDGAR

Eileen Smiley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Venerable Variable Insurance Trust File Nos. 811-23910 and 333-274984

Dear Ms. Smiley:

On behalf of Venerable Variable Insurance Trust (the “Trust”) and each series thereof (the “Funds”), set forth below are the Trust’s responses to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) on April 11, 2024, April 25, 2024, and May 7, 2024, regarding the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Trust’s response. Capitalized terms used but not defined in this letter shall have the meanings given to them in the Registration Statement.

ACCOUNTING COMMENTS

1.	Please include an audit opinion in the next pre-effective amendment.

Response: The Trust confirms an audit opinion will be included in the next pre-effective amendment.

2.	Please ensure that all related party agreements, including the investment management agreement and expense limitation agreement, are disclosed in the notes to the seed financial statements.

Response: The Trust has updated the notes to the seed financial statements as requested.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

STATEMENT OF ADDITIONAL INFORMATION

3.	The Staff notes the sentence added to the “Adviser” section of the SAI stating Apollo Global Management, Inc. indirectly holds more than 25% ownership interest in Venerable Holdings, Inc. Please supplementally confirm that none of the other entities in the investor group directly or indirectly hold more than 25% of Venerable Investment Advisers, LLC.

Response: The Trust confirms none of the other entities in the investor group directly or indirectly hold more than 25% of Venerable Investment Advisers, LLC.

4.	The Staff notes the Trust’s response to comment 10 in the response letter filed on April 9, 2024. Because the application with the Commission requesting an order exempting the Trust from Section 15(a) of the 1940 Act and certain disclosure obligations, including disclosure obligations under Item 19(a)(3) of Form N-1A, has not yet been granted, please disclose the advisory fees payable to each sub-adviser and money manager, as well as the method of calculating such fees, consistent with Item 19(a)(3) of Form N-1A.

Response: The Trust believes the current disclosure, which states the advisory fees to be paid by the Funds to the Adviser, satisfies the requirements of Form N-1A. The Trust notes Item 19(a)(3) of Form N-1A requires disclosure of “the advisory fee payable by the Fund” (emphasis added) which includes “[t]he total dollar amounts that the Fund paid to the adviser” (emphasis added). As disclosed in the SAI, the Adviser pays sub-advisory fees to each Sub-Adviser, and each Sub-Adviser pays fees to the respective Money Manager(s). The sub-advisory fees and money manager fees are not paid by the Funds and therefore, per the terms of Item 19(a)(3), are not required to be disclosed. Moreover, while Item 19(a)(3) specifically requires disclosure of the dollar amounts paid to an adviser, it does not require disclosure of the fee rate paid to the adviser. Instead, the fee rate paid to an adviser is required to be disclosed in the prospectus pursuant to Item 10(a)(1)(ii)(A) of Form N-1A, which requires disclosure of the fees paid to the adviser “as a percentage of average net assets.” However, Instruction 3 to Item 10 provides that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser” (emphasis added). This instruction requires disclosure of the total advisory fee rate paid by a fund, which, in the Trust’s arrangement, is the advisory fee. Accordingly, there is nothing in Form N-1A that requires disclosure in either the prospectus or in the SAI of the fee rate paid by the Adviser to a Sub-Adviser or the fee rate paid by a Sub-Adviser to a Money Manager.

5.	The Staff notes the statement in the “Brokerage Allocations” section of the SAI that substantially all of the equity transactions for certain of the Funds will be executed through Russell Investments Implementation Services, LLC (“RIIS”). Please supplementally explain how the Adviser will review RIIS and its duty of best execution.

Response: As part of its oversight of Russell Investment Management, LLC (“RIM”) as sub-adviser to the applicable Funds, the Adviser will review RIM’s policies, procedures, and practices related to best execution with respect to the applicable Funds. To assist the Adviser in its review, RIM, as sub-adviser to the applicable Funds, will provide the Adviser with information about transactions, including third party vendor execution quality reports that evaluate trade execution done by RIIS on behalf of the applicable Funds.

DECLARATION OF TRUST

6.	Please revise Sections 9.5 and 9.6 of the Declaration of Trust to provide additional language that Covered Persons will not be indemnified for liability for willful misfeasance, bad faith, gross negligence, or reckless disregard of their duties involved in the conduct of their offices, as specified under Sections 17(h) and (i) of the 1940 Act. Please make corresponding updates to Item 30 of Part C, as applicable.

Response: The Trust believes the statement below, included in Section 9.5 of the Declaration of Trust, addresses the requested revisions.

No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

7.	Please revise Sections 9.8(b)(iii), b(iv), (c), and (f) of the Declaration of Trust to state that these provisions do not apply to claims arising under the federal securities laws. Please also summarize these provisions in an appropriate place in the prospectus and state these provisions do not apply to claims arising under the federal securities laws.

Response: The Trust believes Section 11.4(c) of the Declaration of Trust (included below) addresses the requested revisions.

No provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any Shareholder right of action expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

The Trust has included a summary of the provisions in the Statement of Additional Information. The Trust is not aware of any Form N-1A requirement to include such disclosure in the prospectus and, therefore, believes inclusion in the Statement of Additional Information is appropriate.

8.	Please revise Section 11.4(d) of the Declaration of Trust to state that this provision does not apply to claims arising under the federal securities laws. Please also summarize this provision in an appropriate place in the prospectus and (i) describe the risks related to this provision (e.g., shareholders may need to bring claims in an inconvenient or less favorable forum) and (ii) state these provisions do not apply to claims arising under the federal securities laws.

Response: The Trust believes Section 11.4(c) of the Declaration of Trust (included in the response to comment 7 above) addresses the requested revisions.

The Trust has included the requested disclosure in the Statement of Additional Information. The Trust is not aware of any Form N-1A requirement to include such disclosure in the prospectus and, therefore, believes inclusion in the Statement of Additional Information is appropriate.

ADDITIONAL COMMENTS

9.	The Staff notes the Trust’s response to comment 11 in the response letter filed on April 9, 2024. Please confirm whether information about the Funds will be shared between VIAC Services Company (the “Affiliate”) and the Adviser. If so, what risks have the Affiliate and the Adviser considered and how do the Affiliate and the Adviser intend to manage such risks? If not, do the Affiliate and the Adviser have policies and procedures governing prevention of information sharing between the two entities? Please confirm whether the Affiliate provides services to entities outside the Venerable complex.

Response: Information about the Funds will not be shared with the Affiliate. The Adviser and the Affiliate have policies and procedures, including a Code of Conduct and Code of Ethics, and information barriers that provide controls and safeguards to prevent information sharing and protect client information. The Adviser and the Affiliate require employees to attend initial and annual compliance trainings that provide employees with a review of the Code of Conduct and Code of Ethics and compliance policies and procedures generally.

As noted in response to Comment 11 in the response letter dated April 9, 2024, the Affiliate provides the overall corporate compensation and personnel management structure of entities under common ownership by Venerable Holdings, Inc. The Affiliate does not provide services to entities that are not under common ownership by Venerable Holdings, Inc.

10.	Please supplementally explain whether the Affiliate’s personnel who provide investment advice with respect to the Funds will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940.

Response:      The Adviser confirms that all Affiliate personnel who provide investment advice with respect to the Funds will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940.

* * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Kristina Magolis

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